UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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    SEC FILE NUMBER
       000-19365
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     CUSIP NUMBER
     228341 30.1
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                  For Period Ended:  June 30, 2004
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:____________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Crown Energy Corporation
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Full Name of Registrant

n/a
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Former Name if Applicable

1710 West 2600 South
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Address of Principal Executive Office (Street and Number)

Woods Cross, UT 84087
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company was unable to file its Quarterly Report on Form 10-Q for the period ending June 30, 2004, due to additional work required to review its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Quarterly Report on Form 10-Q, without unreasonable effort or expense. Management time and attention was devoted to a significant business transaction and with the reduction of staff in prior periods personnel and time to complete the Report on Form 10Q has been limited.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James R. Kruse                   801                  531-7090
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             (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                 [X] Yes                                     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 [X] Yes                                     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company recorded revenues of roughly $3,275,274 for the quarter ended 2004, down from the previous year's revenues of $6,241,935. Revenues are primarily derived from the sale of asphalt products. Revenue for this quarter was affected by later start dates due to contractor delays and weather. The net loss for the quarter ending June 2004 is estimated to be approximately $476,260; the 2003 profit for the same period was $211,280.

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                            Crown Energy Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 16, 2004                 By  /s/ Jay Mealey
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                                         Jay Mealey, Chief Executive Officer,
                                         Director

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